[This reference is to an article from the Wall Street Journal available at https://www.wsj.com/articles/iss-says-five-equifax-directors-should-be-voted-out-1523901276]

[This reference is to an article from Bloomberg BNA available at https://www.bna.com/equifax-investors-told-n57982091152/]